DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com
Edward H. Batts edward.batts@dlapiper.com T 650.833.2073 F 650.687.1106

October 18, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attn:  Barbara C. Jacobs

Assistant Director

Re:                             Velti plc

Amendment No. 2 to Registration Statement of Form F-1

Filed on September 3, 2010

File No. 333-166793

Dear Ms. Jacobs:

This letter is submitted on behalf of Velti plc (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1 (filed September 3, 2010, Registration No. 333-166793) (the “Registration Statement”), as set forth in your letter to Ms. Sally Rau dated September 21, 2010.  We are filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated September 21, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the pages of Amendment No. 3 that have been revised in response to the comment.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

1.                                      We note your response to prior comment 4 where you indicate that “the percentage of direct project costs associated with license revenue is immaterial.”  You also indicate the relationship of various costs to the various revenue lines but note your inability to separately allocate such costs among the revenue types pursuant to Rule 5-03(b)(2) of Regulation S-X.  In view of the materiality of these costs and relationships to revenues, your significant accounting policies should be revised to disclose your cost allocation methodology as well as the composition and nature of third-party costs, datacenter and direct project costs, depreciation and amortization costs.  Revised note disclosure should explain, as indicated in your response, how these costs relate to your revenue types as well as the basis for not allocating those costs pursuant to Rule 5-03(b)(2) of Regulation S-X.  Please confirm that you will separately disclose costs of license revenues, to the extent material, in future filings.

In response to the Staff’s comment, the Company has revised its significant accounting policies to disclose its cost allocation methodology as well as the composition and nature of third-party costs, datacenter and direct project costs, depreciation and amortization.  The Company has included in its revised disclosure an explanation of how these costs relate to revenue, as well as the basis for not allocating those costs.  The Company hereby confirms that it will separately disclose costs of license revenues, to the extent material, in future filings.

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.                                      We note your response to prior comment 6 where you discuss additional services that are provided to software license customers.  Please clarify whether these additional services are provided only to those customers who separately purchase post-contract customer support (“PCS”) or to all software license customers.  For those arrangements that include a software license element only, please clarify whether the arrangements contain an implied right to PCS, such as telephone support, and if so, please tell us how you considered the guidance of ASC 985-605-25-66.

The Company respectfully advises the Staff that the additional services discussed in prior comment 6 are provided only to those customers who separately purchase post-contract customer support (“PCS”).  In the event that we do not separately provide PCS in the arrangement, we may, from time to time, provide a limited amount of telephone support to the customer at no additional charge.  For these customers, we do not provide any other PCS.  When telephone support is provided, it is always provided for a period of less than twelve months and the estimated cost of providing the telephone support is insignificant.   Therefore, we do not defer any revenue related to this telephone support in accordance with ASC 985-605-25-71 and 74.

In addition to the comments referenced above, in response to oral comments raised by the Staff, the Company has revised its disclosure of its ability to conduct campaigns to provide that it has the ability to conduct campaigns in over 30 countries and reach more than 2.5 billion global customers.

* * * * *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact the undersigned at (650) 833-2073 if you have any questions regarding this letter or Amendment No. 3.

Sincerely,

DLA Piper LLP (US)

/s/ Edward H. Batts
Edward H. Batts
Partner

cc:                               Sally J. Rau ( Velti plc)

Wilson W. Cheung (Velti plc)